THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR IMMEDIATE RELEASE

UNBRIDLED ENERGY CORPORATION INCREASING PRIVATE PLACEMENT

CALGARY-PITTSBURGH · May 1, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: O4U) (the “Company”) announces that it is further amending the terms of its private placement described in its news releases of March 18 and April 24, 2008.  The Company now intends to increase to the total placement by $1.0 million to $8.0 million, which placement will be effected by way of the sale of a combination of units (the “Units”) at a price of $0.30 per Unit and flow-through shares (the “Flow-Through Shares”) at a price of $0.33 per Flow-Through Share (the “Offering”).  The final numbers of Units and Flow-Through Shares will be determined by the outcome of discussions with potential subscribers.  The other terms of the Offering remain unchanged.  The amended terms of the Offering, including a request for an extension of the time for filing final private placement materials, remain subject to acceptance by the TSX Venture Exchange.

The securities to be issued under the Offering have not been registered under the United States Securities Act of 1933 (as amended) or any state securities laws, and unless so registered may not be offered or sold in the United States or to U.S. Persons, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 (as amended) and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933 (as amended), and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Unbridled Energy Corporation

“Joseph H. Frantz Jr.”

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-Looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed Offering (as defined above).  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the Company’s inability to secure subscriptions from investors to complete the proposed Offering in whole or in part, a management decision to change its plans relating to the Offering, and the other risk factors associated with the Company’s business discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT

 FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.